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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           For the month of April 2003

                                   001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   X                     Form 40-F ______

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes _____                             No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                               MONTH OF APRIL 2003


Filed with this Form 6-K is the following:


- Management's Discussion and Analysis of Financial Conditions and Results of Operations for the three months ended March 31, 2003, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.



Exhibits

99.1  - Management's Discussion and Analysis





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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            CELESTICA INC.



Date:    April 21, 2003                  BY: /s/ Elizabeth L. DelBianco
                                            ------------------------------------
                                             Elizabeth L. DelBianco
                                             Vice President & General Counsel





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                                  EXHIBIT INDEX

                   99.1 - Management's Discussion and Analysis